Exhibit 99.(d)(3)

AMENDED AND RESTATED MEMORANDUM OF AGREEMENT

(Advisory Fee Waivers)

This Amended and Restated Memorandum of Agreement (“Memorandum of Agreement”) is entered into as of the effective date on the attached Exhibit A (the “Exhibit”), between Invesco Exchange-Traded Fund Trust, Invesco Exchange-Traded Fund Trust II, Invesco Actively Managed Exchange-Traded Fund Trust, Invesco Actively Managed Exchange-Traded Commodity Fund Trust, Invesco Exchange-Traded Self-Indexed Fund Trust and Invesco India Exchange-Traded Fund Trust (each a "Trust" and, collectively, the “Trusts”), on behalf of the series of the Trusts (the “Funds”), and Invesco Capital Management LLC (“Invesco”). This Memorandum of Agreement replaces the current Memorandum of Agreement (Advisory Fee Waivers) between the Trusts and Invesco, as well as the Affiliated Fund Fee Waiver Agreement dated as of March 8, 2018 between Invesco Actively Managed Exchange-Traded Fund Trust, on behalf of Invesco Total Return Bond ETF and Invesco Ultra Short Duration ETF, and Invesco.

Invesco shall and hereby agrees to waive such fees of the Funds, severally and not jointly, as indicated in the Exhibit. These waivers will not apply to cash collateral for securities lending.

For and in consideration of the mutual terms and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Trusts and Invesco agree that until at least the expiration date set forth on the Exhibit (the “Expiration Date”) and with respect to those Funds listed on the Exhibit, Invesco will waive its advisory fees in accordance with the Waiver Description set forth on the Exhibit.

Neither a Trust nor Invesco may remove or amend the waivers set forth on the Exhibit to a Fund’s detriment prior to the Expiration Date without requesting and receiving the approval of the Board of Trustees of the applicable Trust, with respect to that Fund, to remove or amend such waiver. Additionally, the Boards of Trustees and Invesco may terminate or modify this Memorandum of Agreement only by mutual written consent. Invesco will not have any right to reimbursement of any amount so waived.

Subject to the foregoing paragraphs, Invesco agrees to review the then-current waivers for the Funds listed on the Exhibit on a date prior to the Expiration Date to determine whether such waivers should be amended, continued or terminated. The waivers will expire upon the Expiration Date (where applicable) unless the Trusts and Invesco have agreed to continue them. The Exhibit will be amended to reflect any such agreement.

It is expressly agreed that the obligations of the Trusts hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trusts personally, but shall only bind the assets and property of the Funds, as provided in each Trust’s Declaration of Trust. The execution and delivery of this Memorandum of Agreement have been authorized by the Trustees of each Trust, and this Memorandum of Agreement has been executed and delivered by an authorized officer of each Trust acting as such; neither such authorization by such Trustees nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the assets and property of the Funds, as provided in each Trust’s Declaration of Trust.

IN WITNESS WHEREOF, each of the Trusts, on behalf of itself and its Funds listed on Exhibit A to this Memorandum of Agreement, and Invesco have entered into this Memorandum of Agreement as of the Effective Date on the attached Exhibit.

INVESCO EXCHANGE-TRADED FUND TRUST

INVESCO EXCHANGE-TRADED FUND TRUST II

INVESCO ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST

INVESCO ACTIVELY MANAGED EXCHANGE-TRADED COMMODITY FUND TRUST

INVESCO EXCHANGE-TRADED SELF-INDEXED FUND TRUST

INVESCO INDIA EXCHANGE-TRADED FUND TRUST

on behalf of the Funds listed on the Exhibit
to this Memorandum of Agreement

By:	/s/ Brian Hartigan
Name:	Brian Hartigan
Title:	President & Principal Executive Officer

INVESCO CAPITAL MANAGEMENT LLC

By:	/s/ Brian Hartigan
Name:	Brian Hartigan
Title:	Managing Director – Global Invesco ETFs

Exhibit A to Memorandum of Agreement (Advisory Fee Waivers) Effective Date: April 18, 2024
No.	All Trusts	Waiver Description	Expiration Date
1	Any Fund (except Invesco Total Return Bond ETFand Invesco Ultra Short Duration ETF) that charges an advisory fee[1] and invests in another fund advised by an affiliate of Invesco (other than investments of Uninvested Cash[2] in Affiliated Money Market Funds3) or in an Invesco exchange-traded fund (each such investee fund is an “Underlying Affiliated Investment”)	Invesco will waive advisory fees payable by a Fund in an amount equal to the lesser of the Fund’s advisory fees available to be waived or 100% of the net advisory fees earned by Invesco or an affiliate of Invesco attributable to Underlying Affiliated Investments held by the Fund	8/31/2026
2	Any Fund (except Invesco Total Return Bond ETF and Invesco Ultra Short Duration ETF) that charges an advisory fee[1] and invests Uninvested Cash in an Affiliated Money Market Fund[3]	Invesco will waive advisory fees payable by a Fund in an amount equal to the lesser of the Fund’s advisory fees available to be waived or 100% of the net advisory fees earned by an affiliate of Invesco on the Fund’s Uninvested Cash[2] that is invested in an Affiliated Money Market Fund[3]	8/31/2026
3	Invesco Total Return Bond ETF and Invesco Ultra Short Duration ETF	Invesco will waive a portion of its management fee and/or reimburse Fund expenses in an amount equal to 100% of the net advisory fees that Invesco or an affiliate of Invesco receives that are attributable to the Fund’s investment in any other fund managed by Invesco or an affiliate of Invesco.	None

1 The waiver will not apply to those Funds that do not charge an advisory fee, either due to the terms of their advisory agreement, or as a result of contractual or voluntary fee waivers.

2 “Uninvested Cash” is cash available and uninvested by a Fund that may result from a variety of sources, including dividends or interest received on portfolio securities, unsettled securities transactions, strategic reserves, matured investments, proceeds from liquidation of investment securities, dividend payments, or new investor capital. The waiver will not apply to cash collateral for securities lending.

3 An “Affiliated Money Market Fund” is any existing or future investment vehicle advised by an affiliate of Invesco that is a “money market fund” as defined in Rule 12d1-1(d)(2) under the Investment Company Act of 1940, as amended.